Rise Companies Corp.

1601 Connecticut Avenue NW

Suite 300

Washington, DC 20009

VIA EDGAR

May 17, 2019

Ms. Stacie Gorman

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT 2019, LLC (the “Company”)

Offering Statement on Form 1-A (the “Offering Statement”)

Filed May 10, 2019

File No. 024-10970

Dear Ms. Gorman:

We filed the above-referenced Offering Statement on Form 1-A on May 10, 2019. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on May 20, 2019 at 12:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.